Valkyrie ETF Trust II 485BPOS

Exhibit 99.(d)(4)

Schedule A

(As of January 21, 2026)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
CoinShares Bitcoin and Ether ETF	0.95%	October 15, 2021	October 12, 2021	October 15, 2021	September 26, 2026
CoinShares Bitcoin Mining ETF	0.75%	January 4, 2022	January 14, 2022	January 18, 2022	September 26, 2026